UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 April 2011

Number	13/11

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2011

•	Successfully concluded the acquisition of the Fayetteville Shale (USA), which is expected to be an important contributor to the continued growth of the Petroleum business.

•

Quarterly production records were achieved at Hunter Valley Energy Coal (Australia) and the Alumar refinery (Brazil), while record milling rates were set at Olympic Dam (Australia) for the second consecutive quarter.

•

Record iron ore production and sales for the nine months ended March 2011 were achieved at both Western Australia Iron Ore and Samarco (Brazil), highlighting the benefit of BHP Billiton’s commitment to invest through economic cycles. Year to date production records were also achieved for crude oil and condensate, the North West Shelf (Australia) and manganese ore.

Petroleum

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	70,586	21,642	-1%	-4%	-8%
Natural Gas (bcf)	273.27	84.90	-2%	-4%	3%
Total Petroleum Products (million boe)	116.13	35.79	-1%	-4%	-4%

Total Petroleum Production – Record crude oil and condensate production for the nine months ended March 2011 reflected strong performance at the BHP Billiton operated Pyrenees (Australia) and Shenzi (USA) fields. Production for the March 2011 quarter continued to be impacted by permitting delays in the Gulf of Mexico (USA) and the tropical cyclone season in Western Australia.

Following regulatory approval, BHP Billiton was the first operator to resume production drilling in the deep water Gulf of Mexico at the BHP Billiton operated Shenzi field. This followed previous approvals for water injection wells. Notwithstanding these important milestones, permitting delays in the Gulf of Mexico continue to impact our Petroleum operations, further deferring the drilling of high volume production wells. When excluding volume growth from the Fayetteville Shale acquisition, we therefore expect production to be lower in the 2012 financial year.

Crude Oil, Condensate, and Natural Gas Liquids – Crude oil production growth, specifically at Atlantis (USA), has been significantly impacted by the inability to drill new, high volume production wells. Production in the March 2011 quarter was further impacted by the tropical cyclone season in Western Australia.

Natural Gas – Year to date natural gas production declined despite record performance at the North West Shelf as lower volumes from the Gulf of Mexico and severe flooding in Pakistan impacted performance. A recovery in quarterly production in Pakistan and stronger seasonal demand at Bass Strait (Australia) resulted in higher natural gas production when compared with the prior period.

BHP Billiton successfully concluded the acquisition of 100 per cent of Chesapeake Energy Corporation’s upstream and midstream Fayetteville interests on 31 March 2011, providing a leadership position in a consolidated shale play.

Aluminium

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Alumina (‘000 tonnes) (a)	2,984	959	7%	-6%	-6%
Aluminium (‘000 tonnes)	933	305	0%	0%	-3%

Alumina – Production in the March 2011 quarter was impacted by a planned calciner outage at Worsley (Australia). The Alumar refinery continued to ramp up during the period and is now producing at near nameplate capacity.

Aluminium – Production across all operations was in line with comparable periods.

Base Metals

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Copper (‘000 tonnes)	867.1	273.6	11%	19%	-9%
Lead (tonnes)	185,976	51,910	0%	-15%	-20%
Zinc (tonnes)	117,394	40,252	-23%	-14%	9%
Silver (‘000 ounces)	32,779	9,056	-3%	-21%	-22%
Uranium Oxide Concentrate (Uranium) (tonnes)	3,030	1,063	93%	1,094%	11%

Copper – Production was higher than both the nine months and quarter ended March 2010, which were impacted by the Clark Shaft outage at Olympic Dam and industrial action at Pampa Norte (Chile). Record year to date milling rates were achieved at Pampa Norte, Olympic Dam and Antamina (Peru).

Consistent with prior full year production guidance for Escondida (Chile), copper volumes declined in the March 2011 quarter largely as a result of lower ore grades. In addition, a higher proportion of hard ore constrained mill throughput rates at Escondida, although the impact was mitigated by continued strong performance in the SX-EW circuit. At Olympic Dam, a second consecutive quarterly record was set for milling rates.

Lead/Silver – Lower lead and silver grades and weather related disruption of mining activities reduced production at Cannington (Australia) in the March 2011 quarter.

Zinc – An improvement in grades and recoveries at Antamina resulted in higher zinc production in the March 2011 quarter when compared with the prior period.

Uranium – Record mining and milling rates for the nine months ended March 2011 highlighted the strong recovery in performance at Olympic Dam that has followed the successful repair of the Clark Shaft.

Diamonds & Specialty Products

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Diamonds (‘000 carats)	1,930	551	-16%	-28%	-18%

Diamonds – Production for the March 2011 quarter was lower than comparable periods primarily due to lower average ore grade. Production continues to be influenced by the variability of ore sources due to the mix of open pit and underground mining. Consistent with the mine plan, BHP Billiton expects lower average ore grades to impact EKATI (Canada) production in the 2012 financial year.

Stainless Steel Materials

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Nickel (‘000 tonnes) (b)	114.5	33.0	-10%	-24%	-23%

Nickel – Contained nickel production was lower than comparable periods due to reduced production from Cerro Matoso (Colombia) following commencement of the planned furnace replacement in February 2011.

When compared with the December 2010 quarter, metal production increased at the Nickel West Kwinana refinery (Australia) following improved hydrogen supply. This was more than offset by lower matte production as a result of weather related interruptions and maintenance at the Nickel West Kalgoorlie smelter (Australia).

Iron Ore

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Iron Ore (‘000 tonnes)	98,880	33,231	6%	7%	-1%

Iron Ore – Record production and sales for the nine months ended March 2011 were achieved at both Western Australia Iron Ore and Samarco, highlighting the benefit of BHP Billiton’s commitment to invest through economic cycles.

Western Australia Iron Ore recorded another strong quarter of production despite seasonal weather impacts and tie-in activities. Samarco production was impacted by planned maintenance during the period.

Manganese

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Manganese Ore (‘000 tonnes)	5,303	1,352	20%	-21%	-26%
Manganese Alloy (‘000 tonnes)	563	172	54%	1%	-10%

Manganese Ore – Production in the March 2011 quarter was impacted by safety related downtime at Hotazel (South Africa) and heavy rainfall at GEMCO (Australia). Hotazel and GEMCO achieved record production and sales volumes for the nine months ended March 2011, reflecting an improvement in the underlying market fundamentals.

Manganese Alloy – Production was lower than the December 2010 quarter due to maintenance at both Metalloys (South Africa) and TEMCO (Australia), although both achieved year to date sales records.

Metallurgical Coal

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Metallurgical Coal (‘000 tonnes)	24,756	6,670	-6%	-18%	-14%

Metallurgical Coal – The Bowen Basin has been significantly affected by persistent wet weather for a large part of the 2011 financial year that continues to delay recovery efforts, particularly for the large open cut operations. At Queensland Coal (Australia), resultant in-pit water accumulation has severely restricted overburden removal and broader mining activities. Force majeure remains in place for the majority of our Bowen Basin products with production, sales and unit costs likely to be impacted, to some extent, for the remainder of the 2011 calendar year.

Illawarra Coal (Australia) production for the quarter was impacted by the commencement of two longwall moves at Dendrobium and Appin, which will continue into the June 2011 quarter.

Energy Coal

	MAR 2011 YTD	MAR 2011 QTR	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
Energy Coal (‘000 tonnes)	51,162	17,543	3%	7%	6%

Energy Coal – Quarterly and year to date production and sales records for Hunter Valley Energy Coal reflect the successful ramp-up of the MAC20 project and the use of our recently commissioned Newcastle Coal Infrastructure Group (NCIG) port capacity. Total Energy Coal production was also higher than all comparable periods as Cerrejon Coal (Colombia) recovered following record rainfall in the December 2010 quarter.

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2011.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia

Brendan Harris, Investor Relations

Tel: +61 3 9609 4323 Mobile: +61 437 134 814

email: Brendan.Harris@bhpbilliton.com

Samantha Stevens, Media Relations

Tel: +61 3 9609 2898 Mobile: +61 400 693 915

email: Samantha.Stevens@bhpbilliton.com

Amanda Buckley, Media Relations

Tel: +61 3 9609 2209 Mobile: +61 419 801 349

email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa

Andre Liebenberg, Investor Relations

Tel: +44 20 7802 4131 Mobile: +44 7920 236 974

email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas

Ruban Yogarajah, Media Relations

Tel: US +1 713 966 2907 or UK +44 20 7802 4033

Mobile: UK +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Americas

Scott Espenshade, Investor Relations

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		MAR 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010	MAR YTD11 vs MAR YTD10	MAR Q11 vs MAR Q10	MAR Q11 vs DEC Q10
PETROLEUM
Crude oil & condensate	(‘000 bbl)	19,736	20,652	19,200	61,939	61,890	0%	-3%	-7%
Natural gas	(bcf)	88.27	82.54	84.90	273.27	277.59	-2%	-4%	3%
Natural gas liquid	(‘000 bbl)	2,769	2,842	2,442	8,647	9,567	-10%	-12%	-14%
Total Petroleum Products	(million boe)	37.21	37.25	35.79	116.13	117.72	-1%	-4%	-4%

ALUMINIUM
Alumina (a)	(‘000 tonnes)	1,021	1,025	959	2,984	2,801	7%	-6%	-6%
Aluminium	(‘000 tonnes)	306	314	305	933	932	0%	0%	-3%

BASE METALS
Copper	(‘000 tonnes)	229.1	302.3	273.6	867.1	784.1	11%	19%	-9%
Lead	(tonnes)	61,127	64,925	51,910	185,976	185,570	0%	-15%	-20%
Zinc	(tonnes)	46,597	36,945	40,252	117,394	152,857	-23%	-14%	9%
Gold	(ounces)	21,662	51,626	49,559	150,546	106,614	41%	129%	-4%
Silver	(‘000 ounces)	11,491	11,571	9,056	32,779	33,949	-3%	-21%	-22%
Uranium oxide concentrate	(tonnes)	89	957	1,063	3,030	1,567	93%	1094%	11%
Molybdenum	(tonnes)	190	485	334	1,027	544	89%	76%	-31%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	770	676	551	1,930	2,310	-16%	-28%	-18%

STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	43.3	43.0	33.0	114.5	127.7	-10%	-24%	-23%

IRON ORE
Iron ore	(‘000 tonnes)	31,164	33,666	33,231	98,880	93,719	6%	7%	-1%

MANGANESE
Manganese ore	(‘000 tonnes)	1,710	1,829	1,352	5,303	4,403	20%	-21%	-26%
Manganese alloy	(‘000 tonnes)	171	192	172	563	365	54%	1%	-10%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	8,157	7,787	6,670	24,756	26,454	-6%	-18%	-14%

ENERGY COAL
Energy coal	(‘000 tonnes)	16,342	16,513	17,543	51,162	49,861	3%	7%	6%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	QUARTER ENDED						YEAR TO DATE
	BHP Billiton Interest	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		19,736	22,497	22,087	20,652	19,200	61,939	61,890
Natural gas (bcf)		88.27	90.98	105.83	82.54	84.90	273.27	277.59
NGL (‘000 bbl) (a)		2,769	3,182	3,363	2,842	2,442	8,647	9,567

Total Petroleum Products (million boe)		37.21	40.84	43.09	37.25	35.79	116.13	117.72

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	811	779	756	758	663	2,177	2,275
Suriname (b)	45%	—	—	—	—	—	—	78
Alumar	36%	210	183	244	267	296	807	526

Total		1,021	962	1,000	1,025	959	2,984	2,879

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	174	177	180	179	173	532	533
Bayside	100%	24	24	24	25	24	73	74
Alumar	40%	44	43	44	43	44	131	131
Mozal	47%	64	65	66	67	64	197	194

Total		306	309	314	314	305	933	932

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	101.5	113.2	110.7	112.7	87.7	311.1	334.9
Antamina	33.8%	22.4	25.3	23.2	27.2	24.9	75.3	73.3

Total		123.9	138.5	133.9	139.9	112.6	386.4	408.2

Cathode (‘000 tonnes)
Escondida	57.5%	36.2	44.2	45.0	47.1	44.4	136.5	130.0
Pampa Norte (d)	100%	65.2	69.6	66.4	66.0	64.1	196.5	175.2
Pinto Valley	100%	1.6	1.5	1.4	1.5	1.4	4.3	4.7
Olympic Dam	100%	2.2	37.3	44.5	47.8	51.1	143.4	66.0

Total		105.2	152.6	157.3	162.4	161.0	480.7	375.9

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	60,577	62,288	68,529	64,748	51,673	184,950	183,157
Antamina	33.8%	550	628	612	177	237	1,026	2,413

Total		61,127	62,916	69,141	64,925	51,910	185,976	185,570

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,257	13,935	15,260	14,920	16,129	46,309	48,771
Antamina	33.8%	31,340	31,487	24,937	22,025	24,123	71,085	104,086

Total		46,597	45,422	40,197	36,945	40,252	117,394	152,857

Refer footnotes on page 4.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	20,010	21,586	24,807	23,133	19,667	67,607	54,839
Olympic Dam (refined gold)	100%	1,652	13,719	24,554	28,493	29,892	82,939	51,775

Total		21,662	35,305	49,361	51,626	49,559	150,546	106,614

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	794	743	803	796	670	2,269	2,131
Antamina	33.8%	1,079	1,234	989	1,025	813	2,827	3,478
Cannington	100%	9,605	9,324	10,159	9,509	7,315	26,983	27,952
Olympic Dam (refined silver)	100%	13	112	201	241	258	700	388

Total		11,491	11,413	12,152	11,571	9,056	32,779	33,949

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	89	712	1,010	957	1,063	3,030	1,567

Total		89	712	1,010	957	1,063	3,030	1,567

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	190	269	208	485	334	1,027	544

Total		190	269	208	485	334	1,027	544

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
EKATI™	80%	770	740	703	676	551	1,930	2,310

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	11.6	13.0	12.4	12.4	7.8	32.6	36.6
Yabulu (e)	100%	—	—	—	—	—	—	2.8
Nickel West	100%	31.7	32.7	26.1	30.6	25.2	81.9	91.1

Total		43.3	45.7	38.5	43.0	33.0	114.5	130.5

Refer footnotes on page 4.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
IRON ORE
Production (‘000 tonnes) (f)
Newman (g)	85%	7,896	8,478	9,640	11,213	11,912	32,765	23,619
Goldsworthy Joint Venture	85%	421	422	384	225	305	914	1,266
Area C Joint Venture	85%	9,524	9,767	10,086	10,154	9,510	29,750	28,920
Yandi Joint Venture	85%	10,549	9,768	8,787	9,078	8,799	26,664	31,628
Samarco	50%	2,774	2,808	3,086	2,996	2,705	8,787	8,286

Total		31,164	31,243	31,983	33,666	33,231	98,880	93,719

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	781	845	938	779	514	2,231	1,873
Australia (h)	60%	929	876	1,184	1,050	838	3,072	2,530

Total		1,710	1,721	2,122	1,829	1,352	5,303	4,403

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	106	152	132	123	111	366	212
Australia (h)	60%	65	66	67	69	61	197	153

Total		171	218	199	192	172	563	365

METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	5,871	7,101	6,538	4,534	3,955	15,027	17,302
BHP Mitsui Coal (k)	80%	1,251	1,766	1,913	1,421	1,133	4,467	4,677
Illawarra	100%	1,035	2,060	1,848	1,832	1,582	5,262	4,475

Total		8,157	10,927	10,299	7,787	6,670	24,756	26,454

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	7,741	7,237	8,997	8,507	8,596	26,100	23,222
USA	100%	2,925	3,413	3,177	2,296	2,360	7,833	10,065
Australia	100%	3,177	2,802	2,506	3,394	3,978	9,878	9,237
Colombia	33%	2,499	2,818	2,426	2,316	2,609	7,351	7,337

Total		16,342	16,270	17,106	16,513	17,543	51,162	49,861

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	Includes Cerro Colorado and Spence.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	2,779	2,886	2,711	2,553	2,465	7,729	9,311
North West Shelf	2,328	1,977	2,237	2,188	1,719	6,144	6,995
Stybarrow	433	784	551	358	862	1,771	2,740
Pyrenees (a)	1,530	5,071	5,516	5,362	4,326	15,204	1,530
Other Australia (b)	15	13	15	10	13	38	233
Atlantis (c)	3,792	3,221	3,038	2,881	2,694	8,613	12,723
Mad Dog (c)	1,219	1,120	1,075	874	952	2,901	3,393
Shenzi (c) (d)	4,421	4,416	3,916	3,859	3,378	11,153	14,950
Trinidad /Tobago	407	349	285	—	299	584	1,250
Other Americas (c) (e)	403	370	359	430	397	1,186	1,329
UK	767	615	611	479	542	1,632	2,073
Algeria	1,543	1,587	1,686	1,587	1,474	4,747	5,053
Pakistan	99	88	87	71	79	237	310

Total	19,736	22,497	22,087	20,652	19,200	61,939	61,890

NATURAL GAS (billion cubic feet)
Bass Strait	18.81	30.02	38.81	20.94	22.31	82.06	74.32
North West Shelf	35.34	31.24	36.49	36.47	35.11	108.07	102.18
Other Australia (b)	5.60	4.99	6.00	3.83	4.69	14.52	16.90
Atlantis (c)	1.70	0.47	1.33	1.07	0.84	3.24	5.54
Mad Dog (c)	0.29	0.12	0.25	0.06	0.13	0.44	0.73
Shenzi (c) (d)	1.07	1.27	0.75	0.77	0.64	2.16	3.70
Other Americas (c) (e)	1.32	1.45	1.40	1.32	1.33	4.05	4.40
UK	7.36	6.03	6.31	6.14	6.32	18.77	17.64
Pakistan	16.78	15.39	14.49	11.94	13.53	39.96	52.18

Total	88.27	90.98	105.83	82.54	84.90	273.27	277.59

NGL (‘000 barrels)
Bass Strait	1,376	1,817	2,030	1,412	1,252	4,694	5,028
North West Shelf	478	425	471	442	434	1,347	1,380
Atlantis (c)	227	212	188	177	150	515	790
Mad Dog (c)	45	47	42	42	39	123	134
Shenzi (c) (d)	275	265	196	336	245	777	915
Other Americas (c) (e)	43	41	42	54	42	138	142
UK	49	90	60	74	79	213	100
Algeria	276	285	334	305	201	840	1,078

Total	2,769	3,182	3,363	2,842	2,442	8,647	9,567

TOTAL PETROLEUM PRODUCTS	37.21	40.84	43.09	37.25	35.79	116.13	117.72

(million barrels of oil equivalent) (f)

(a)	Pyrenees achieved first production on 1 March 2010.
(b)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(c)	Gulf of Mexico volumes are net of royalties.
(d)	The Genghis Khan operation is reported in Shenzi.
(e)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

ALUMINA
Production
Worsley, Australia	811	779	756	758	663	2,177	2,275
Paranam, Suriname (a)	—	—	—	—	—	—	78
Alumar, Brazil	210	183	244	267	296	807	526

Total	1,021	962	1,000	1,025	959	2,984	2,879

Sales
Worsley, Australia	735	822	767	735	633	2,135	2,224
Paranam, Suriname (a)	—	—	—	—	—	—	74
Alumar, Brazil	218	175	239	271	249	759	552

Total (b)	953	997	1,006	1,006	882	2,894	2,850

ALUMINIUM
Production
Hillside, South Africa	174	177	180	179	173	532	533
Bayside, South Africa	24	24	24	25	24	73	74
Alumar, Brazil	44	43	44	43	44	131	131
Mozal, Mozambique	64	65	66	67	64	197	194

Total	306	309	314	314	305	933	932

Sales
Hillside, South Africa	172	169	148	160	163	471	522
Bayside, South Africa	25	32	29	31	38	98	78
Alumar, Brazil	43	48	44	43	43	130	132
Mozal, Mozambique	58	78	55	76	66	197	181

Total	298	327	276	310	310	896	913

Tolling Agreement (b)	—	—	—	—	—	—	15

	298	327	276	310	310	896	928

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	(‘000 tonnes)	103,216	109,098	103,841	98,167	100,966	302,974	307,544
Sulphide ore milled (100%)	(‘000 tonnes)	17,697	17,711	19,697	18,789	15,993	54,479	54,167
Average copper grade	(%)	1.29%	1.40%	1.24%	1.26%	1.15%	1.22%	1.36%
Production ex Mill (100%)	(‘000 tonnes)	189.6	205.3	197.7	194.6	153.1	545.4	611.0

Production
Payable copper	(‘000 tonnes)	101.5	113.2	110.7	112.7	87.7	311.1	334.9
Payable gold concentrate	(fine ounces)	20,010	21,586	24,807	23,133	19,667	67,607	54,839
Copper cathode (EW)	(‘000 tonnes)	36.2	44.2	45.0	47.1	44.4	136.5	130.0
Payable silver concentrate	(‘000 ounces)	794	743	803	796	670	2,269	2,131

Sales
Payable copper	(‘000 tonnes)	100.4	106.4	114.8	113.9	74.3	303.0	333.6
Payable gold concentrate	(fine ounces)	20,390	20,604	25,661	23,357	16,754	65,772	55,412
Copper cathode (EW)	(‘000 tonnes)	40.3	45.0	40.0	46.1	47.7	133.8	132.1
Payable silver concentrate	(‘000 ounces)	786	714	831	804	569	2,204	2,137

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	14,513	15,828	15,644	18,290	16,320	50,254	48,118
Ore milled	(‘000 tonnes)	4,367	4,707	4,584	4,631	4,251	13,466	12,439
Average copper grade	(%)	0.72%	0.67%	0.73%	0.76%	0.75%	0.75%	0.76%

Production
Copper cathode (EW)	(‘000 tonnes)	20.2	24.8	21.7	22.4	22.6	66.7	60.4

Sales
Copper cathode (EW)	(‘000 tonnes)	20.7	22.4	21.4	24.7	22.5	68.6	60.2

Spence
Material mined	(‘000 tonnes)	18,739	19,191	17,148	18,389	19,046	54,583	41,650
Ore milled	(‘000 tonnes)	4,917	4,389	4,427	4,567	4,892	13,886	10,777
Average copper grade	(%)	1.34%	1.29%	1.25%	1.28%	1.23%	1.25%	1.42%

Production
Copper cathode (EW)	(‘000 tonnes)	45.0	44.8	44.7	43.6	41.5	129.8	114.8

Sales
Copper cathode (EW)	(‘000 tonnes)	40.3	49.5	37.0	48.2	45.7	130.9	115.2

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	26,705	30,014	30,599	32,722	33,154	96,475	83,761
Sulphide ore milled (100%)	(‘000 tonnes)	8,791	9,328	9,041	9,347	9,288	27,676	26,074
Average head grades
- Copper	(%)	1.02%	0.99%	0.93%	1.06%	0.99%	0.99%	1.09%
- Zinc	(%)	1.59%	1.53%	1.35%	1.11%	1.15%	1.20%	1.76%

Production
Payable copper	(‘000 tonnes)	22.4	25.3	23.2	27.2	24.9	75.3	73.3
Payable zinc	(tonnes)	31,340	31,487	24,937	22,025	24,123	71,085	104,086
Payable silver	(‘000 ounces)	1,079	1,234	989	1,025	813	2,827	3,478
Payable lead	(tonnes)	550	628	612	177	237	1,026	2,413
Payable molybdenum	(tonnes)	190	269	208	485	334	1,027	544

Sales
Payable copper	(‘000 tonnes)	20.3	24.3	27.7	21.8	26.1	75.6	72.5
Payable zinc	(tonnes)	33,030	34,643	23,937	24,912	25,571	74,420	103,943
Payable silver	(‘000 ounces)	965	893	1,242	882	839	2,963	3,179
Payable lead	(tonnes)	830	431	748	503	180	1,431	3,240
Payable molybdenum	(tonnes)	148	203	438	292	394	1,124	519

Cannington, Australia
Material mined	(‘000 tonnes)	714	837	742	824	703	2,269	2,393
Ore milled	(‘000 tonnes)	708	776	831	760	713	2,304	2,365
Average head grades
- Silver	(g/t)	494	441	447	459	377	429	436
- Lead	(%)	10.0%	9.4%	9.6%	9.9%	8.6%	9.4%	9.1%
- Zinc	(%)	3.5%	3.1%	3.0%	3.3%	3.6%	3.3%	3.3%

Production
Payable silver	(‘000 ounces)	9,605	9,324	10,159	9,509	7,315	26,983	27,952
Payable lead	(tonnes)	60,577	62,288	68,529	64,748	51,673	184,950	183,157
Payable zinc	(tonnes)	15,257	13,935	15,260	14,920	16,129	46,309	48,771

Sales
Payable silver	(‘000 ounces)	8,268	11,280	9,219	9,973	7,263	26,455	25,898
Payable lead	(tonnes)	51,745	74,341	63,091	67,815	52,199	183,105	171,611
Payable zinc	(tonnes)	18,243	16,029	12,477	16,621	12,986	42,084	48,706

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	689	1,363	2,710	2,513	2,433	7,656	3,902
Ore milled	(‘000 tonnes)	234	1,685	2,505	2,622	2,670	7,797	3,404
Average copper grade	(%)	2.33%	1.94%	1.91%	1.78%	1.84%	1.84%	1.80%
Average uranium grade	kg/t	0.57	0.58	0.54	0.50	0.54	0.53	0.58

Production
Copper cathode (ER)	(‘000 tonnes)	1.9	34.9	41.6	45.0	47.8	134.4	61.4
Copper cathode (EW)	(‘000 tonnes)	0.3	2.4	2.9	2.8	3.3	9.0	4.6
Uranium oxide concentrate	(tonnes)	89	712	1,010	957	1,063	3,030	1,567
Refined gold	(fine ounces)	1,652	13,719	24,554	28,493	29,892	82,939	51,775
Refined silver	(‘000 ounces)	13	112	201	241	258	700	388

Sales
Copper cathode (ER)	(‘000 tonnes)	6.1	29.3	42.2	45.3	48.7	136.2	65.9
Copper cathode (EW)	(‘000 tonnes)	0.7	1.5	2.8	2.9	2.7	8.4	5.4
Uranium oxide concentrate	(tonnes)	182	122	751	1,121	930	2,802	2,259
Refined gold	(fine ounces)	5,980	10,811	18,914	29,757	31,742	80,413	53,699
Refined silver	(‘000 ounces)	46	49	201	150	334	685	417
(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes)	1.6	1.5	1.4	1.5	1.4	4.3	4.7

Sales
Copper cathode (EW)	(‘000 tonnes)	1.1	1.5	1.8	1.0	1.9	4.7	4.0

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
EKATI™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,256	1,235	1,196	1,162	1,122	3,480	3,695

Production	(‘000 carats)	770	740	703	676	551	1,930	2,310

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

NICKEL
CMSA, Colombia
Production	11.6	13.0	12.4	12.4	7.8	32.6	36.6

Sales	13.4	12.5	12.0	12.8	8.5	33.3	36.2

Yabulu, Australia (a)
Production
Nickel metal	—	—	—	—	—	—	2.8
Cobalt	—	—	—	—	—	—	0.1

Sales
Nickel metal	—	—	—	—	—	—	2.2
Cobalt	—	—	—	—	—	—	0.1
(a) Yabulu was sold effective 31 July 2009.

Nickel West, Australia
Production
Nickel contained in concentrate	7.1	6.1	0.9	1.7	1.6	4.2	16.5
Nickel contained in finished matte	10.6	15.7	13.6	21.8	12.4	47.8	28.6
Nickel metal	14.0	10.9	11.6	7.1	11.2	29.9	46.0

Nickel production	31.7	32.7	26.1	30.6	25.2	81.9	91.1

Sales
Nickel contained in concentrate	7.0	6.3	1.6	0.8	2.2	4.6	16.1
Nickel contained in finished matte	10.8	15.2	14.6	19.9	14.7	49.2	26.3
Nickel metal	14.9	9.2	12.2	9.6	9.2	31.0	46.5

Nickel sales	32.7	30.7	28.4	30.3	26.1	84.8	88.9

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	7,896	8,478	9,640	11,213	11,912	32,765	23,619
Goldsworthy Joint Venture	421	422	384	225	305	914	1,266
Area C Joint Venture	9,524	9,767	10,086	10,154	9,510	29,750	28,920
Yandi Joint Venture	10,549	9,768	8,787	9,078	8,799	26,664	31,628

Total (BHP Billiton share)	28,390	28,435	28,897	30,670	30,526	90,093	85,433

Total production (100%)	33,400	33,452	33,996	36,082	35,913	105,991	100,509

Shipments
Lump	8,071	7,135	7,822	7,830	7,669	23,321	24,051
Fines	19,974	21,512	21,049	23,870	22,648	67,567	60,693

Total (BHP Billiton share)	28,045	28,647	28,871	31,700	30,317	90,888	84,744

Total sales (100%)	32,994	33,703	33,966	37,294	35,667	106,927	99,699

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	2,774	2,808	3,086	2,996	2,705	8,787	8,286

Shipments	2,594	2,591	2,634	3,460	2,598	8,692	8,603

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

MANGANESE ORE
South Africa (a)
Saleable production	781	845	938	779	514	2,231	1,873

Sales	741	929	657	947	701	2,305	2,204

Australia (a)
Saleable production	929	876	1,184	1,050	838	3,072	2,530

Sales	835	974	552	1,173	1,127	2,852	2,658

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	106	152	132	123	111	366	212

Sales	77	101	95	153	145	393	244

Australia (a)
Saleable production	65	66	67	69	61	197	153

Sales	54	75	53	68	62	183	182

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,254	1,627	1,458	1,134	870	3,462	4,106
Goonyella	1,667	1,946	1,863	1,086	993	3,942	4,722
Peak Downs	1,030	1,298	1,117	984	758	2,859	3,034
Saraji	965	932	872	819	532	2,223	2,470
Norwich Park	375	528	468	73	128	669	1,342
Gregory Joint Venture	580	770	760	438	674	1,872	1,628

BMA total	5,871	7,101	6,538	4,534	3,955	15,027	17,302

BHP Mitsui Coal (b)
South Walker Creek	697	1,028	1,056	765	623	2,444	2,581
Poitrel	554	738	857	656	510	2,023	2,096

BHP Mitsui Coal total	1,251	1,766	1,913	1,421	1,133	4,467	4,677

Queensland total	7,122	8,867	8,451	5,955	5,088	19,494	21,979

Shipments
Coking coal	4,836	7,268	6,641	5,243	3,475	15,359	16,496
Weak coking coal	1,356	2,109	1,653	1,886	970	4,509	4,747
Thermal coal	385	339	368	206	125	699	1,042

Total	6,577	9,716	8,662	7,335	4,570	20,567	22,285

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,035	2,060	1,848	1,832	1,582	5,262	4,475

Shipments
Coking coal	980	1,652	1,388	1,495	1,374	4,257	4,485
Thermal coal	109	213	362	536	211	1,109	518

Total	1,089	1,865	1,750	2,031	1,585	5,366	5,003

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	MAR 2010	JUNE 2010	SEPT 2010	DEC 2010	MAR 2011	MAR 2011	MAR 2010
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

South Africa
Production	7,741	7,237	8,997	8,507	8,596	26,100	23,222

Sales
Export	2,856	2,449	3,047	3,365	2,887	9,299	8,082
Local utility	4,263	4,351	5,667	5,024	5,254	15,945	14,328
Inland	56	47	110	96	78	284	151

Total	7,175	6,847	8,824	8,485	8,219	25,528	22,561

New Mexico, USA
Production
Navajo Coal	1,873	1,640	1,754	1,818	1,629	5,201	5,825
San Juan Coal	1,052	1,773	1,423	478	731	2,632	4,240

Total	2,925	3,413	3,177	2,296	2,360	7,833	10,065

Sales - local utility	2,555	3,005	3,361	3,339	3,385	10,085	9,819

Hunter Valley, Australia
Production	3,177	2,802	2,506	3,394	3,978	9,878	9,237

Sales
Export	2,263	2,524	2,626	3,253	3,824	9,703	6,988
Inland	601	474	404	180	339	923	1,602

Total	2,864	2,998	3,030	3,433	4,163	10,626	8,590

Cerrejon Coal, Colombia
Production	2,499	2,818	2,426	2,316	2,609	7,351	7,337

Sales - export	2,419	2,601	2,776	2,672	2,149	7,597	7,499

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billition Plc.

Date: April 20, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary